2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

August 10, 2009

Via E-mail and EDGAR Transmission James O’Connor U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Delaware Group Income Funds File Nos. 002-37707 and 811-02071

Dear Mr. O’Connor:

     On behalf of Delaware Group Income Funds (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 74 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A, which was filed on May 29, 2009 for the purpose of creating a new series of the Trust, which will be known as Delaware Core Bond Fund (the “Fund”). Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.    Comment: In the risk/return summary of the prospectuses, include disclosure explaining the risks of high portfolio turnover.

     Response: The following disclosure will be included under the “What are the main risks of investing in the Fund?” section of the prospectuses’ risk/return summary and replace the last sentence of the “Portfolio turnover” section under “The securities in which the Fund typically invests”:

                   “To the extent that the Fund has high portfolio turnover rates, the Fund will experience increased transaction costs that may result in higher Fund expenses, could reduce investment returns, and may generate taxes for shareholders at higher, short-term rates.”

2.    Comment: Include additional disclosure regarding the valuation of mortgage obligations issued by private entities that are not collateralized by securities issued or guaranteed by the U.S. government, its agencies, or instrumentalities.

     Response: The Registrant respectfully declines to accept this comment because it believes that the discussion of credit risk, industry and security risks, and liquidity risk addresses the valuation issues related to mortgage-backed securities.

James O’Connor August 10, 2009 Page 2 of 3

3.    Comment: Under the heading “Interest rate swap, index swap, and credit default swap agreements” of “The securities in which the Fund typically invests” section of the prospectuses, state the percentage limits on investments in swaps. Additionally, add disclosure regarding the risk of investing in swap agreements.

      Response: The Registrant will add disclosure explaining that the Fund may not invest more than 20% of its net assets in swap transactions. With respect to including additional disclosure regarding the risks of swaps, the Registrant believes that the discussion under “Dervatives risk” in “The risks of investing in the Fund” section addresses the risks of investing in swaps.

4.    Comment: Confirm that the Delaware Investments Pricing Committee periodically reviews and evaluates the accuracy of third-party pricing vendors’ pricing methodologies.

     Response: The Fund’s accountant, The Bank of New York Mellon, performs daily, weekly and other periodic variance testing on all prices received from the pricing vendor(s) or brokers on each security in order to evaluate pricing accuracy. Delaware Service Company, Inc., the Fund's administrator and transfer agent, performs a variety of oversight functions over the Fund's accountant and has performed onsite due diligence of both the Fund's accountant and various pricing vendors. In addition, one of the main pricing vendors for the Delaware Investments Family of Funds (the "Delaware Funds") has presented to the Board of the Delaware Funds as well as to Delaware Investments’ management regarding the vendor's process and policies. Finally, investment professionals of each Delaware Fund are aware of and may challenge, but not determine, the price of particular securities in a portfolio. In the event of a challenge, the pricing of securities would be reviewed by members of the Pricing Committee with the Fund's accountant, portfolio management and potentially the vendor. *

     * Please note that the foregoing response provides a more detailed explanation than that provided in response to Comment 5 of the response letter dated July 30, 2009, which addressed the same comment, and that was filed in connection with the Delaware Foundation Equity Fund’s Rule 485(a) filing and so should also apply to that letter as well.

5.     Comment: Confirm that the disclosure addressing omnibus accounts under the “Transaction monitoring procedures” in the “Frequent trading of Fund shares” section of the Fund’s prospectuses is consistent with Rule 22c-2(a)(2) under the Investment Company Act of 1940.

     Response: The Registrant believes that its transaction monitoring procedures disclosure is consistent with the requirements of Rule 22c-2(a)(2) because, although the Registrant cannot guarantee that the financial intermediaries will follow the Registrant’s transaction monitoring procedures with respect to the trading activity in the intermediaries’ omnibus accounts, these intermediaries have adopted their own frequent trading policies and have agreed to provide information about the frequent trading activity of underlying beneficial holders to the extent it relates to the Fund’s shares.

James O’Connor August 10, 2009 Page 3 of 3

* * *

     Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik Jonathan M. Kopcsik

cc:	Kathryn R. Williams Delaware Investments Bruce G. Leto
Stradley Ronon Stevens & Young, LLP